SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 30, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Guillaume van Gaver to leave Tele2 following the company’s international consolidation, dated August 29, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax:  +46 8 5620 0040
www.tele2.com

2019-08-29

PRESS RELEASE

Guillaume van Gaver to leave Tele2 following the company’s international consolidation

Stockholm – As a consequence of Tele2 AB’s (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) international consolidation for a stronger focus on Sweden and the Baltics, Guillaume van Gaver, Executive Vice President International Markets, will leave Tele2 on 15 September 2019.

During the last twelve months, Tele2 has concentrated its footprint by a merger in the Netherlands, an exit of Kazakhstan and the announced divestment of its Croatian business. As a natural consequence of this progress, Guillaume van Gaver, Executive Vice President International Markets, will leave Tele2 on 15 September 2019 to pursue a continued international career outside of the company.

- Guillaume has done a fantastic job since he joined Tele2 in 2016, ensuring that our international markets have developed into impressive profitable businesses. We have now entered a new chapter of Tele2’s journey, focusing on our core markets, and Guillaume has concluded the tasks he set out to complete when he joined the company. I want to thank Guillaume for his commitment and leadership, and wish him the best of luck in his upcoming endeavors, says Anders Nilsson, President and CEO, Tele2.

- I have had a great time at Tele2, with experiences from a number of countries and colleagues to remember. Together we succeeded in challenging markets like Kazakhstan and built strong foundations for future growth in the Baltics. I wish my colleagues all the best for the future, says Guillaume van Gaver, Executive Vice President International Markets, Tele2.

Following Guillaume’s departure, Petras Masiulis, CEO Baltics, will assume the overarching responsibility for Tele2’s businesses in the Baltics and Germany, while Greg Lensch will continue as CEO for Tele2 IoT. Both will report directly to Anders Nilsson, but not as part of the group’s Leadership Team.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel